Exhibit 99.1

Amsterdam, 4 May 2022

Reappointment COO withdrawn from AGM agenda

Just Eat Takeaway.com N.V. (LSE: JET, AMS: TKWY), hereinafter the “Company”, or together with its group companies “Just Eat Takeaway.com”, announces that the Supervisory Board has decided that the voting item to reappoint Mr. Jörg Gerbig as Management Board member and COO has been withdrawn from the agenda of today’s Annual General Meeting of the Company (“AGM”).

The Supervisory Board has recently been informed of a formal complaint regarding Jörg Gerbig relating to possible personal misconduct at a company event. The Company has initiated an investigation into the allegations in line with the Company’s Speak Up Policy and will engage an external expert to conduct the investigation.  As the investigation is in its initial stage, no conclusions have been drawn.

Mr. Gerbig is fully cooperating with the investigation and has informed the Supervisory Board that he has full confidence in the outcome. In order to avoid unnecessary uncertainties, the Company deems it important to confirm that the complaints were not related to financial or reporting obligations. Given the confidential nature of Speak Up Policy procedures and the requirement for a thorough process, recognising the privacy and interests of all involved, no additional information can be provided at this time.

Formally Mr. Gerbig’s term will end at the closing of today's AGM and he will from that moment cease to be a Management Board member. This will continue at least until the end of the investigation. Mr. Gerbig may be put for re-election if the allegations are determined to be unfounded.

Just Eat Takeaway.com will provide a further update if and when appropriate.

Just Eat Takeaway.com

Investors:
Joris Wilton
E: IR@justeattakeaway.com

Media:

E: press@justeattakeaway.com

For more information, please visit our corporate website: https://www.justeattakeaway.com/

About Just Eat Takeaway.com

Just Eat Takeaway.com (LSE: JET, AMS: TKWY) is a leading global online food delivery marketplace outside China.

Headquartered in Amsterdam, the Company is focused on connecting consumers and restaurants through its platforms. With over 634,000 connected partners, Just Eat Takeaway.com offers consumers a wide variety of food choice. Just Eat Takeaway.com mainly collaborates with delivery restaurants. In addition, Just Eat Takeaway.com provides its proprietary restaurant delivery services for restaurants that do not deliver themselves.

The combination of Just Eat and Takeaway.com has rapidly grown to become a leading online food delivery marketplace with operations in the United Kingdom, Germany, The Netherlands, Canada, Australia, Austria, Belgium, Bulgaria, Denmark, France, Ireland, Israel, Italy, Luxembourg, New Zealand, Poland, Romania, Spain and Switzerland, as well as through partnerships in Brazil and Colombia.

Market Abuse Regulation

This press release contains inside information (i) as meant in clause 7(1) of the Market Abuse Regulation and (ii) in terms of Article 7(1) of the Market Abuse Regulation as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018.

Disclaimer

Statements included in this press release that are not historical facts are, or may be deemed to be, forward-looking statements, including "forward-looking statements" made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of forward-looking terminology, including the terms "anticipates", "expects", "intends", "may" or "will" or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. Forward-looking statements may and often do differ materially from actual results, reflect the Company's current view with respect to future events and are subject to risks relating to future events, including risks from or uncertainties related to innovation; competition; brand & reputation; acquisitions; global strategic projects; technological reliability and availability; social change, legislation & regulation; data security and privacy; financial reporting, people, operational complexity of hybrid model and integration & transformation, as well as those contained in the Company's filings with the SEC, including the Company's registration statement on Form 20-F and Current Reports on Form 6-K, which may be obtained free of charge at the SEC's website, http://www.sec.gov, and the Company's Annual Reports, which may be obtained free of charge from the Company's corporate website, https://justeattakeaway.com. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. Forward-looking statements reflect knowledge and information available at, and speak only as of, the date they are made, and the Company expressly disclaims any obligation or undertaking to update, review or revise any forward-looking statement contained in this announcement. Readers are cautioned not to place undue reliance on such forward-looking statements.

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